SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(a)

ENDEVCO, INC.
--------------------------------------------------------------------------------
(Name of Issuer)

"Series A" Preferred Convertible Stock
--------------------------------------------------------------------------------
(Title of Class of Securities)

005408109
--------------------------------------------------------------------------------
(CUSIP Number)

ENDEVCO, INC.
2425 Fountainview Drive
Suite 215
Houston, Texas 77057
(713) 977-4662

Mr. Chris A. Dittmar, Chief Executive Officer

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

October 23, 2003
-------------------------------------------------------
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

	CUSIP No.	005408109
	1.	Names of Reporting Persons	Mirando Energy Corporation
	2.	Check the Appropriate Box if a Member of a Group
(a)__
		(b)__	X
	3.	SEC Use Only
	4.	Source of Funds	WC
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	NA
	6.	Citizenship or Place of Organization	Bahamas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	NA
	8.	Shared Voting Power
An aggregate of 188,026 shares of Series A Preferred Stock (which can be converted into 188,026,000 shares of Common Stock at the sole option of the holder and at such time as sufficent authorized common shares are available from the issuer). See Item 5b(i).

	9.	Sole Dispositive Power	NA
	10.	Shared Dispositive Power	188,026 shares of Series A Preferred Stock
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person	188,026 shares of Series A Preferred Stock
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	NA
	13.	Percent of Class Represented by Amount in Row (11)	4.53%
	14.	Type of Reporting Person	CO

Item 1. Security and Issuer

This Schedule 13D/A relates to "Series A" Convertible Preferred Stock, zero par value per share ("Preferred Stock"), of ENDEVCO, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 2425 Fountainview Dr., Suite 215, Houston, TX 77057.

This Amendment No. 1 to Schedule 13D amends the original Schedule 13D filed by Mirando Energy Corporation, ("MIRANDO") dated as of October 9, 2003.

Item 2. Identity and Background

(a) NA

(b) NA

(c) NA

(d and e) During the last five years, Mirando Energy Corporation has not been

(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or

(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) NA

The principle business address of Mirando Energy Corporation, a Bahamian corporation, is the Cellar Building, Charlotte Street & Bay Street, P.O. Box N-4382, Nassau, Bahamas and its primary business is oil and gas exploration and development.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add a second paragraph which reads in it entirety as follows:

(1) Payment of outstanding debt obligations of ENDEVCO, Inc. in the amount of $130,213 by Mirando Energy Corporation. Mirando Energy Corporation was reimbursed with shares of "Series A" Convertible Preferred Stock in consideration for expenses paid by Mirando Energy Corporation which were incurred by the Issuer. The Board of Directors of the Issuer signed a unanimous resolution approving this transaction and setting the value of the Preferred shares at $1.00/share.

(2) On October 23, 2003 MIRANDO notified the Issuer that they had sold a total of 534,000 shares of "Series A" Convertible Preferred Stock for good and valuable consideration. As a result of this sale, MIRANDO's holdings of "Series A" Convertible Preferred Stock decreased to 188,026 shares.

Item 4. Purpose of the Transaction

Item 4 is hereby amended to add a second paragraph with reads in its entirety as follows:

The purpose of transaction (1) described in Item 3 above is to reduce the debt obligations of the Issuer.

The purpose of transaction (2) described in Item 3 above is to sell stock for good and valuable consideration.

Item 5. Interest in Securities of Issuer

Item 5 (a)is hereby amended to read in its entirety as follows:

(a) As of the date hereof, Mirando Energy Corporation holds 188,026 shares of "Series A" Convertible Preferred Stock which represents 4.53% of the total number of Preferred shares outstanding (4,150,495 shares). These Preferred shares are convertible into 188,026,000 shares of Common Stock at the option of the holder and at such time as a sufficient number of authorized common shares are available from the issuer. The shares of Series A Convertible Preferred Stock are convertible into shares of Common Stock on a 1:1000 basis, subject to adjustment for stock splits, consolidations and stock dividends.

In accordance with Rule 13d-2(b), because this amendment reflects beneficial ownership by the reporting person of less than five percent (5%) of the class of securities, no additional filings are required with respect to the matters described herein.

(b) Number of shares as to which such Reporting Person has:

(i) Sole power to vote or direct the vote:

NA

(ii) Shared power to vote or direct the vote:

Item 5 (b) (ii) is hereby amended to read in its entirety:

The Preferred Stock votes on an "as-converted" basis with the Common Stock (conversion ratio of 1:1000) therefore, 188,026 shares of Preferred Stock vote as 188,026,000 shares of Common Stock.

(iii) Sole power to dispose or to direct the disposition of:

NA

(iv) Shared power to dispose or to direct the disposition of:

Item 5 (b) (iv) is hereby amended to read in its entirety:

188,026 shares of Preferred Stock which are convertible to 188,026,000 shares of Common Stock, which are currently convertible at the option of the holder and at such time as a sufficient number of authorized common shares are available from the Issuer.

(c) NA

(d) NA

(e) NA

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect
to Securities of the Issuer

None

Item 7. Material to be Filed as Exhibits

None

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2004

CHRIS A. DITTMAR, on behalf of Mirando Energy Corporation (power of attorney)

/s/ Chris A. Dittmar